Exhibit 1
Extraordinary General Meeting
As stated in stock exchange announcement no. 11/2006 of 15 February 2006 pursuant to Section 70 of the Danish Companies Act Nordic Telephone Company ApS has requested the Board of Directors of TDC A/S to convene an extraordinary general meeting. The proposals on the agenda to be considered at the general meeting have been presented by Nordic Telephone Company ApS. In furtherance thereof the Board of Directors of TDC A/S hereby invites the Company’s shareholders to attend the Extraordinary General Meeting, which will be held
Tuesday, 28 February 2006, at 10 a.m. (CET) at Teglholmsgade 1, 2450 Copenhagen SV.
The agenda will be as follows:
1.	Election of new directors.
Break — the newly elected Board of Directors will hold its constituent meeting
2.	Resolution to amend the Articles of Association of the Company.
a)	New article 5(4) and article 5a: It is proposed that the shareholders be required to participate in a compulsory redemption upon written demand from Nordic Telephone Company ApS against payment of DKK 382 per share of DKK 5 less any dividends or other contributions to the shareholders prior to the redemption.

b)	Article 6(1): It is proposed that the reference to notice being given by insertion in the Danish Official Gazette be deleted.

c)	Article 14(1): It is proposed that the reference to the number of directors be changed to “three to eight” and that the reference to a Vice Chairman be deleted.

d)	New article 14(3) and amendment of article 9(2), paragraph 5: It is proposed that the general meeting be allowed to elect an alternate for each director elected by the general meeting.

e)	Article 15(2): It is proposed that decisions by the Board of Directors shall be carried out by an absolute majority of the total number of directors and that all references to a Vice Chairman be deleted.

f)	Article 18: It is proposed that the provision regulating the power to bind the Company be amended and that the directors’ authority to act on behalf of the Company be clarified.
3.	Resolution to authorise the Board of Directors to distribute interim dividends and accordingly to insert an authorisation into the Articles of Association as a new article 5b.

4.	Resolution to authorise the Board of Directors to apply for a delisting of the Company’s shares on the Copenhagen Stock Exchange and to apply for a delisting of the Company’s American Depositary Shares on the New York Stock Exchange.

5.	Resolution to authorise the Board of Directors to decide that the Company’s shares shall cease being registered with the Danish Securities Centre and to amend the existing article 5(4) of the Articles of Association accordingly, whereby, upon adoption of the proposal under item 2a of the agenda, article 5(4) will become article 5(5).

6.	Authorisation to the Board of Directors with a right of substitution.
Nordic Telephone Company ApS’ proposals together with their comments are listed below:
Re item 1 on the agenda:
It is proposed that the following new candidates be elected to the Board of Directors as the residing board members elected by the general meeting are expected to retire:
Kurt Björklund
Lawrence H. Guffey
Oliver Haarmann
Gustavo Schwed
Richard Charles Wilson
The newly elected Board of Directors is contemplated to hold its constituent meeting immediately after its election and before consideration of the other items of the agenda.

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Re item 2a on the agenda:
It is proposed to insert a new article 5(4):
“(4) The shareholders are required to participate in a compulsory redemption of their shares, cf. article 5a.”
As a result, the existing sub-article 4 will become a new sub-article 5.
It is proposed to insert a new article 5a:
“5a.
(1) Nordic Telephone Company ApS, which holds more than 88.2% of the shares in the Company, may upon written redemption notice thereof to the Board of Directors and any other of the Company’s shareholders, and upon concurrent announcement hereof in accordance with the requirements for convening general meetings in the Company, demand that the Company’s other shareholders have their shares redeemed by Nordic Telephone Company ApS. Nordic Telephone Company ApS may decide that the redemption shall not comprise the Company’s treasury shares.
(2) The consideration for the redeemed shares to be paid by Nordic Telephone Company ApS is DKK 382 in cash per share of DKK 5. If the Company pays dividends or makes other distributions to its shareholders prior to the redemption, the consideration will be reduced by the amount per share of such dividend or other distribution (DKK for DKK). Brokerage and any other charges shall be payable by the redeemed shareholder. The consideration is identical to the consideration offered and paid by Nordic Telephone Company ApS on 1 February 2006 in connection with a public tender offer to the shareholders dated 2 December 2005 made in accordance with the provisions in the Danish Securities Trading Act. Any Shareholder(s) objecting to the redemption price may, prior to expiry of the redemption notice, require that the value of the shares be determined by experts appointed by the court of the jurisdiction of the Company’s registered office (Copenhagen) in line with the provision in section 19(2) of the Danish Companies Act or in accordance with the provision in section 81a of the Danish Companies Act. The valuation of the experts may be brought before the courts by each party. Proceedings in such matters must have been instituted not later than three months after the valuation of the experts is received. A redemption price fixed by experts or by the courts also applies to such other shareholders comprised by the redemption who did not wish the valuation to be made. All costs incidental to the determination of the price shall be borne by the shareholder, unless for special reasons the courts find that the minority shareholders in question must recover the shareholder’s costs in full or in part.
(3) The redemption notice must state a period of not less than 8 days and not more than 4 weeks within which the shareholders are encouraged to transfer their shares on the terms of this article 5a. Following expiry of said period, irrespective of whether any objections or demands for an expert valuation have been made, Nordic Telephone Company ApS shall be entitled to have the shares transferred to it and to be registered as the holder of such shares in the Company’s Register of Shareholders against payment of the consideration mentioned in article 5a(2) to the shareholders’ custodian banks registered with the Danish Securities Centre. In the event that the expert valuation or order of the courts were to provide a redemption price which exceeds the consideration mentioned in article 5a(2), the redeemed shareholders will be compensated for any difference when such decision is finally made.
(4) If there should be shareholders to whom Nordic Telephone Company ApS cannot pay the consideration, such shares may be transferred to Nordic Telephone Company ApS, and Nordic Telephone Company ApS may be registered as the holder thereof in the Company’s Register of Shareholders against deposit of the said compensation pursuant to the Danish Act on Right of Debtors to be discharged by way of Deposit.

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(5) The Company’s Board of Directors shall, on the basis of the contents of the Register of Shareholders and through the custodian banks of the respective shareholders, inform the shareholders of the redemption process that has been initiated and of any deposits made, cf. article 5a(4). Nordic Telephone Company ApS shall exercise its right of redemption pursuant to this provision as soon as possible after the adoption and before 1 December 2006.”
Nordic Telephone Company ApS will initiate the compulsory redemption as soon as possible following the general meeting’s adoption of the compulsory redemption provision.
Re item 2b of the agenda:
It is proposed to amend article 6(1) so that the reference to notice being given by insertion in the Danish Official Gazette is deleted.
Re item 2c on the agenda:
It is proposed to amend article 14(1) so that the reference to the number of directors is changed to “three to eight” and that the reference to a Vice Chairman is deleted.
Re item 2d on the agenda:
It is proposed to insert a new article 14(3) allowing the general meeting to elect an alternate for each director elected by the general meeting.
In consequence of this proposal, article 9(2), paragraph 5, will be amended to also include the election of alternates, if any.
Re item 2e on the agenda:
It is proposed to amend article 15(2) so that decisions by the Board of Directors must be carried out by an absolute majority of the total number of directors and that all references to a Vice Chairman are deleted.
Re item 2f on the agenda:
It is proposed to amend the provision regulating the power to bind the Company in article 18(1) so that the Company is bound by the joint signatures of the Chairman of the Board of Directors and a director or a manager, by the joint signatures of any two members of the Executive Committee or by the joint signatures of the entire Board of Directors. It is proposed that a new article 18(2) be inserted providing that no director acting solely in its capacity as such shall be entitled to act as an agent of the Company, unless expressly authorized in writing by the Board of Directors or a committee thereof.
Re item 3 on the agenda:
It is proposed to authorise the Board of Directors to distribute interim dividends pursuant to the rules of Section 109a of the Danish Companies Act in the period until the next annual general meeting, provided that the financial situation of the Company and the group provides the basis therefore.
Accordingly the following authorisation is proposed to be inserted into the Articles of Association as a new article 5b: “The Board of Directors is authorised by the shareholders’ meeting in the period until the next ordinary general meeting in 2006 to resolve to distribute interim dividend, provided that the Company’s and the groups financial position warrants such distribution.”
Re item 4 on the agenda:
It is proposed that the Board of Directors of the Company be authorised to apply for a delisting of the Company’s shares on the Copenhagen Stock Exchange and to apply for a delisting of the Company’s American Depositary Shares on the New York Stock Exchange.

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Re item 5 on the agenda:
It is proposed that the Board of Directors of the Company be authorised to decide that the Company shall cease being registered with the Danish Securities Centre after the compulsory redemption to the effect that such authorisation is adopted and inserted in continuation of the present article 5(4), which, upon adoption of the proposal under item 2a of the agenda, will become article 5(5).
Re item 6 on the agenda:
It is proposed to authorise the Board of Directors with a right of substitution to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval.
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Adoption of the proposal under item 2a of the agenda is subject to not less than 9/10 of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposal. Adoption of the proposals made under items 2b - 2f and 5 of the agenda are subject to not less than 2/3 of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposals. Adoption of the proposals made under items 3 - 4 are subject to a simple majority of votes. Finally, adoption of the proposal made under item 6 is subject to the same majority as each individual proposal on the agenda.
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The agenda for the general meeting and the complete wording of the proposals to be adopted at the general meeting will be available for the shareholders at www.tdc.com/investor and at the Company’s offices at Nørregade 21, 0900 Copenhagen C from 17 February 2006. The complete proposal in respect of item 2a on the agenda is also set out above.
Shareholders must hold an admission card to attend the general meeting. Admission cards can be ordered directly from Danske Bank A/S on www.danskebank.com/egmtdc, or by filling out the attached form and returning it, either by using the enclosed return envelope or by fax +45 43 39 46 69.
Shareholders may grant a proxy to the Board of Directors by filling out the back page of the attached form. The completed proxy must be signed and dated separately and may be returned to Danske Bank A/S, either by using the enclosed return envelope or by fax + 45 43 39 46 69.
Requests for admission cards and proxies must state the reference number used by the Danish Securities Centre (Værdipapircentralen A/S) (appearing from the attached form) or other documentation in accordance with article 10 of the Articles of Association and must reach Danske Bank A/S no later than Thursday, 23 February 2006 at 4 p.m (CET).
The Board of Directors
Background information regarding candidates nominated by Nordic Telephone Company ApS for election to the Board of Directors
Kurt Björklund, 36 years old
Msc in economy, 1993, SSEBA, Helsinki
MBA 1996, INSEAD
Partner in Permira Advisers KB
Chairman of the board of directors in Nordic Telephone Company ApS

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Lawrence H. Guffey, 37 years old
BA 1990, Rice University
Senior managing partner in The Blackstone Group
Director in Nordic Telephone Company ApS; Axtel SA de CV; CineUK Ltd; New Skies Corp; Fibernet Inc.
and chairman of the board of directors in Kabel BW GmbH.
Oliver Haarmann, 38 years old
BA 1990 Brown University, MBA 1996 Harvard Business School
Managing Director in Kohlberg Kravis Roberts & Co. Ltd
Director in Nordic Telephone Company ApS and A.T.U. Auto-Teile-Unger Holding GmbH
Gustavo Schwed, 44 years old
BA 1984 Swarthmore College
MBA 1988 Stanford University
Managing director in Providence Equity
Director in Nordic Telephone Company ApS
Richard Charles Wilson, 40 years old
MA, 1988 University of Cambridge, MBA ,1994 INSEAD
Partner in Apax Partners Worldwide LLP
Director in Nordic Telephone Company ApS; Digital Bridges Ltd and Corvil Ltd.

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